UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Navarre Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

639208107

(CUSIP Number)

Jeffrey B. Zisk
10300 Sanden Drive, Suite 100
Dallas, Texas 75238
 (214) 258-0101

With a copy to:

Aaron R. Allred
Jackson Walker L.L.P.
901 Main Street, Suite 6000
Dallas, Texas 75203
Phone: (214) 953-6135

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 20, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 639208107	13D	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey B. Zisk
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 10,198,639
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 10,198,639
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,198,639*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.6%
14.	TYPE OF REPORTING PERSON (see instructions) IN

*  Amount includes 1,281,373 shares held by the Jennifer Kate Partnership, LP, and 320,343 shares of the Zisk Family Partnership, LP, of which Mr. Zisk may be deemed to have beneficial ownership.

CUSIP No. 639208107	13D	Page 3 of 7 Pages

Item 1.  Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the shares of Common Stock, no par value (the “Common Stock”), of Navarre Corporation, a Minnesota corporation (the “Issuer”). The principal executive offices of the Issuer are located at 7400 49th Avenue North, New Hope, Minnesota 55428.

Item 2.  Identity and Background.

(a)	Name: Jeffrey B. Zisk

(b)	Address: SpeedFC, Inc. 10300 Sanden Drive, Suite 100, Dallas, Texas 75238

(c)
Present principal occupation and name, principal business and address of employer: President, SpeedFC, Inc., a provider of e-commerce services to retailers and manufacturers, located at 10300 Sanden Drive, Suite 100, Dallas, Texas 75238.

(d)	Mr. Zisk has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
Mr. Zisk has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Zisk is a citizen of the United States of America.

Item 3.  Source or Amount of Funds or Other Consideration.

On November 20, 2012, Jeffrey B. Zisk acquired the shares of Navarre Common Stock that are the subject of this Statement through a merger of the former SpeedFC Inc. (a Delaware corporation, the “Predecessor SpeedFC”) with and into a wholly owned subsidiary of Navarre Corporation (now named SpeedFC, Inc., a Minnesota corporation, “Speed”) pursuant to that certain Agreement and Plan of Merger dated September 27, 2012 (“Merger Agreement”), as amended on October 29, 2012 (the “Amendment”), by and among various parties including Navarre Corporation and Mr. Zisk. On November 20, 1012, all of the holders of shares and options of Predecessor SpeedFC exchanged all of their equity interests for cash and shares of Navarre Common Stock in the transaction. In particular and in exchange for all of his ownership, Mr. Zisk, who owned 50.1% of the equity of Predecessor SpeedFC, received approximately $10,141,770 in cash and 8,596,923 shares of Navarre Common Stock. In addition, two partnerships also received shares in the transaction, of which shares Mr. Zisk is deemed to have beneficial ownership: (i) the Jennifer Kate Partnership, LP, which owned 7.4% of the equity of Predecessor SpeedFC, received approximately $1,520,143 in cash and 1,281,373 shares of Navarre Common Stock; and (ii) the Zisk Family Partnership, LP, which owned 1.9% of the equity of Predecessor SpeedFC, received approximately $380,036 in cash and 320,343 shares of Navarre Common Stock. The shares received in connection with the closing of the merger on November 20, 2012 were valued at $1.4624 per share for purposes of the Merger Agreement.

The description contained in this Item 3 of the transactions contemplated by the Merger Agreement, as amended, is not complete, and is qualified in its entirety by the full text of the Merger Agreement and Amendment, copies of which are filed, respectively, as Exhibits 7.1 and 7.2 herewith, and incorporated by reference into this Schedule 13D.

CUSIP No. 639208107	13D	Page 4 of 7 Pages

Item 4.  Purpose of Transaction.

(a)-(b) The information contained in Item 3 is incorporated by reference herein. As described in Item 3 above, Mr. Zisk acquired the shares of Navarre Common Stock that are the subject of this Statement as consideration in a merger transaction. As part of the consideration and pursuant to earn-out provisions set forth in the Merger Agreement related to the transaction, Mr. Zisk (and the other equityholders) may receive additional cash and shares of Navarre Common Stock. In particular, following the closing of the merger (based on 37,293,689 shares outstanding as of November 5, 2012 plus the 17,095,086 shares issued in connection with the merger) the Predecessor SpeedFC equityholders hold 17,095,086 shares, or 31.4%, of the outstanding shares of Navarre Common Stock, and if all contingent equity amounts are earned, could own up to 6,287,368 additional shares, or 38.5%. In particular, Mr. Zisk beneficially owns 10,198,639 shares of Navarre Common Stock or 18.6% of its outstanding shares (as of November 5, 2012 plus the 17,095,086 shares issued in connection with the merger), and will beneficially own 13,933,336 shares, or 23.0%, if all contingent amounts are earned.

(c) Not applicable.

(d) Also as part of the merger, Mr. Zisk was hired to serve as the President of Speed, and he and M. David Bryant were appointed to the Navarre Board of Directors. Pursuant to the Merger Agreement and Mr. Zisk’s employment agreement with Navarre Corporation (the "Employment Agreement"), Messrs. Zisk and Bryant will initially serve for a one year term, but will be nominated for re-election to the Board at the 2013 Annual Meeting, so that they serve an aggregate term of three years. Additionally, their Board membership remains contingent upon certain employment, non-competition and stock ownership requirements, the violation of which could result in their individual, or in some cases, joint, removal as directors, and with respect to Mr. Zisk, potential termination of his employment. Under the terms of his Employment Agreement, Mr. Zisk is eligible to participate in Navarre Corporation’s Annual Management Incentive Plan, and therefore may receive additional equity compensation pursuant to such plan.  While all of the Predecessor SpeedFC equityholders, including Messrs. Zisk and Bryant, acquired shares in connection with the merger transaction, Mr. Zisk disclaims membership in a group.

(e)-(i) Not applicable.

(j) Mr. Zisk has no present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

The description contained in this Item 4 of the transactions contemplated by the Employment Agreement is not complete, and is qualified in its entirety by the full text of the Employment Agreement, a copy of which is filed as Exhibit 7.3 herewith, and incorporated by reference into this Schedule 13D.

CUSIP No. 639208107	13D	Page 5 of 7 Pages

Item 5.  Interest in Securities of the Issuer.

(a)-(b) As of the date hereof, Mr. Zisk may be deemed to beneficially own 10,198,639 shares of Navarre Common Stock. Based upon a total of 37,293,689 outstanding shares of Navarre Common Stock, as reported on Navarre’s Quarterly Report on Form 10-Q for the period ending September 30, 2012, plus the 17,095,186 shares issued in connection with the merger, Mr. Zisk’s beneficially owned shares represent 18.6% of the outstanding shares of Common Stock of Navarre. See Items 3 and 4 for a description of the merger.

Mr. Zisk may be deemed to be the beneficial owner of 10,198,639 shares of Navarre Common Stock, consisting of:

(i)	8,596,923 held by him directly, or 15.8% of the outstanding shares of Common Stock of Navarre;

(ii)	1,281,373 shares of Navarre Common Stock held by the Jennifer Kate Partnership, LP, or 2.4% of the outstanding shares of Common Stock of Navarre; and

(iii)	320,343 shares of Navarre Common Stock held by the Zisk Family Partnership, LP, or 0.6% of the outstanding shares of Common Stock of Navarre.

As the general partner of the Jennifer Kate Partnership, LP, Mr. Zisk has sole power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the 1,281,373 shares of Navarre Common Stock held by the Jennifer Kate Partnership, LP. As general partner of the Zisk Family Partnership, LP, Mr. Zisk has the sole power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the 320,343 shares of Navarre Common Stock held by the Zisk Family Partnership, LP. The address for the Jennifer Kate Partnership, LP and the Zisk Family Partnership, LP are the same as for Mr. Zisk.

(c) Mr. Zisk has not effected any transaction in Navarre Common Stock during the past 60 days, except as disclosed herein. As of the date hereof, Mr. Zisk owns no other shares of Navarre Common Stock other than those set forth in this Item 5.

(d) Except as described in this Schedule 13D, no person other than each respective record owner referred to herein of Navarre Common Stock is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) Not applicable.

CUSIP No. 639208107	13D	Page 6 of 7 Pages

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Certain provisions of the Merger Agreement are briefly described in Item 3 and Item 4 above, such description being incorporated in this Item 6 by reference. The summary of the Merger Agreement in this Schedule 13D is not complete and is qualified in its entirety by reference to the full text of the Merger Agreement.

The Employment Agreement is described in Item 3 and Item 4, such summary being incorporated in this Item 6 by reference. The summary of the Employment Agreement in this Schedule 13D is not complete and is qualified in its entirety by reference to the full text of the Employment Agreement.

Except as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Zisk or, to the best of his knowledge, any other person with respect to any securities of Navarre, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits.

The following are filed herewith as Exhibits to this Schedule 13D:

Exhibit 7.1	Agreement and Plan of Merger, dated as of September 27, 2012, by and among Navarre Corporation, SFC Acquisition, Co., Inc., SpeedFC, Inc., the Predecessor SpeedFC equityholders and Jeffrey B. Zisk.

Exhibit 7.2	Amendment No. 1 to Agreement and Plan of Merger dated October 29, 2012.

Exhibit 7.3	Form of Employment Agreement by and between Navarre Corporation and Jeffrey B. Zisk.

CUSIP No. 639208107	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NAME

/s/ Jeffrey B. Zisk
Jeffrey B. Zisk

Date: November 30, 2012